Exhibit 99.1

TITAN MINING CORPORATION PROMISSORY NOTE

US $5,350,000.00	November 1, 2023

For Value Received, the undersigned, TITAN MINING CORPORATION (the “Borrower”) promises to pay to or to the order of AUGUSTA INVESTMENTS INC. (the “Lender”) at 555 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, or at such other address as the Lender may direct in writing the principal sum of FIVE MILLION THREE HUNDRED FIFTY THOUSAND US DOLLARS (US$5,350,000) (the “Principal Amount”) and accrued interest calculated on the Principal Amount in accordance with the terms of this promissory note (the “Note”):

1.	National Bank Subordination Agreement. The Lender’s rights, privileges, and benefits under this Note are subject to a Subordination and Postponement Agreement with National Bank of Canada (“National Bank”) dated October 31, 2023 (the “Subordination Agreement”). To the extent there is any conflict, inconsistency, or ambiguity between the terms of this Note and the Subordination Agreement, the terms of the Subordination Agreement take precedence and will prevail over the terms of this Note.

2.	Interest. Interest will accrue on the Principal Amount at the rate of ten percent (10.00%), calculated and compounded annually, not in advance, as well after as before maturity, default or judgment until the Principal Amount is repaid in full. Interest will start to accrue as of November 1, 2023 until repayment in full of the Note.

3.	Interest Payment Conditions. The Borrower will make interest payments to the Lender only when payments of interest meet the criteria of a “Permitted Payment”, as such term is defined in the Subordination Agreement. If the loan to National Bank is paid out in full and the Subordination Agreement is of no further force or effect, the Borrower will make monthly payments of interest to the Lender on the last business day of each month until the Repayment Date.

4.	Repayment Date. The Borrower will pay the Principal Amount and all accrued interest thereon to the Lender in full on or before May 1, 2025 (the “Repayment Date”).

5.	Pre-Payment Privileges. The Borrower may prepay the Principal Amount and accrued interest in whole or in part at any time and from time to time provided any pre-payment satisfies the criteria of a “Permitted Payment”, as such term is defined in the Subordination Agreement. If the loan to National Bank is paid out in full and the Subordination Agreement is of no further force or effect, the Borrower may prepay the Principal Amount and accrued interest in whole or in part at any time and from time to time.

6.	Subsequent Titan Financings and Equity Financings. If the Borrower completes new financings or raises additional capital by issuing shares in the Borrower, the Borrower must use the new financing funds or new capital funds to pay down the amount owing to the Lender under this Note.

7.	Form of Payments. The Borrower will make all payments to the Lender by bank draft or certified cheque and deliver payment to the Lender at the Lender’s address as designated in accordance with the terms of this Note. Each payment will be deemed to be received on the date of payment if such payment is delivered to the Lender on a business day before 1:00 pm, otherwise it will be deemed to be made as of the following business day.

8.	Loan Initiation Fee. The Lender will have earned an initiation fee of Three Hundred Fifty Thousand US Dollars (US$350,000) (the “Initiation Fee”) at the time the Lender advances Five Million US Dollars (US$5,000,000) to the Borrower or as directed by the Borrower. The Principal Amount of this Note includes the Initiation Fee. On receipt of written demand from the Lender and provided payment of the Initiation Fee is permitted under the terms of the Subordination Agreement, the Borrower will pay the Initiation Fee within ten (10) business days of receipt of a written demand from the Lender.

9.	Titan Warrants. The Borrower grants the Lender Six Million (6,000,000) warrants (the “Titan Warrants”) in the capital stock of the Borrower exercisable at the “market price”, as such term is defined under TSX policies on the date of this Note, and for a term of five (5) years from the date of this Note. If and when the Lender exercises all or some of the Titan Warrants, the Lender may pay the amount due for the exercised warrants by set-off of the warrant exercise price from the then outstanding amount due to the Lender under this Note. The Borrower covenants to do all acts and sign all documents as the Lender may reasonably request to issue the Titan Warrants to the Lender in compliance with applicable laws, including all securities legislation.

10.	Default. It will be an “Event of Default” if the Borrower fails to:

(a)	make a payment when due under this Note;

(b)	the Borrower breaches the terms of the “Senior Credit Agreement”, as such term is defined in the Subordination Agreement or any security granted by the Borrower to National Bank in connection with the “Senior Credit Agreement”;

(c)	the Borrower becomes insolvent, makes a general assignment for the benefit of creditors or the Borrower admits its inability to pay its debts as they become due;

(d)	any bankruptcy, insolvency, reorganization, or arrangement or similar debt or similar proceedings is instituted against the Borrower and is not dismissed within a period of sixty (60) days from the date it is commenced; or

(e)	an order for relief is entered against the Borrower under the Bankruptcy and Insolvency Act (Canada) or the Borrower is adjudicated bankrupt or insolvent under or institutes any bankruptcy, insolvency, reorganization or arrangement of debt or similar proceedings relating to the Borrower under the laws of any jurisdiction;

(each an “Event of Default”).

11.	Remedies for an Event of Default. On the occurrence of an Event of Default and subject to the terms of the Subordination Agreement:

(a)	the entire Principal Amount and all accrued interest on the Principal Amount will immediately become due and payable without the requirement of any notice or demand by the Lender; and

(b)	the Lender may exercise any and all rights, powers, remedies and recourse available to the Lender under this Note or any other rights generally available at law, in equity or otherwise in order for the Lender to enforce payment of the Principal Amount and all unpaid accrued interest.

12.	Notice to the Borrower. Any notice, demand or other communication required or permitted to be given under this Note to the Borrower will be in writing and delivered in person, by pre-paid courier, or e-mail to Borrower as follows:

555 – 999 Canada Place

Vancouver, BC V6C 3E1

Attention: Purni Parikh

e-mail: purni@augustacorp.com

or to such other address or e-mail address the Borrower may designate pursuant to this provision. Any notice, demand or communication will be deemed to have been delivered as of the date of delivery if delivered at the place of receipt before 4:00 p.m. local time, otherwise it will be deemed delivered as of the next business day at the place of receipt. The Lender may require that the Borrower have an address in Canada where notices, demands or communications may be physically delivered.

13.	Waiver by Borrower. The Borrower waives presentment, protest, notice of protest and notice of dishonor of this Note.

14.	Enforcement of Costs. The Borrower will be liable for any damages or expenses that the Lender incurs by reason of an Event of Default including, without limitation, all costs to enforce this Note and to collect the Principal Amount and all accrued interest.

15.	Time. Time is of the essence under this Note and the payments of all amounts due to the Lender.

16.	Waiver. No failure or delay on the part of the Lender in exercising any right, power or privilege under this Note will operate as a waiver thereof. Each waiver must be in writing and signed by the Lender. A waiver will be limited to the specific event for which it was granted and will not be a general waiver of subsequent breaches of this Note by the Borrower.

17.	Governing Law. This Note will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province. Without prejudice to the right of the Lender to commence proceedings with respect to this Note in any other jurisdiction, the Borrower hereby irrevocably attorns and submits to the jurisdiction of the courts of the Province of British Columbia.

18.	US Currency. All references to dollars in this Note are to United States of America Dollars and the Borrower will repay this Note in United States of America Dollars and not in any other currency.

19.	Amendments. No amendment of this Note is effective unless in writing and signed by the Lender.

20.	Enurement. This Note will enure to the benefit of the Lender and its successors and assigns, and will be binding on the Borrower and its successors, including any corporation that the Borrower may amalgamate with in the future.

TITAN MINING CORPORATION

Per:	(Signed) Purni Parikh
	Name:	Purni Parikh
	Title:	SVP Corporate Affairs

(I have authority to bind the Corporation)